Vegan Mob, Inc (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Vegan Mob, Inc

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Emphasis of Matter – Departure from GAAP
The Company accounted for its inventory on the cash basis of accounting and thus did not have an ending inventory balance as of the years ended under review. The cash basis of accounting is not a generally accepted accounting method for inventory. The Company did not have sufficient inventory records to identify the inventory balances at year end. As such, there is an unknown understatement of inventory and overstatement of expenses as of December 31st, 2019 and 2020.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 26, 2021

Vincenzo Mongio

Vegan Mob, Inc.

Balance Sheets

Year ended December 31,		2020		2019
Assets Current Assets				
Cash and cash equivalents	$	306,224	$	19,808
Total Current Assets		306,224		19,808
Noncurrent Assets				
Deposits	$	12,500		26,000
Total Noncurrent Assets		12,500		26,000
Total Assets	$	318,724	$	45,808
Liabilities and Members' Equity				
Accrued compensation	$	41,192	$	3,915
Sales taxes payable		289,102		27,068
State Income tax withheld		2,381		436
Current portion of long term debt		38,098		-
Total Current Liabilities		370,773		31,419
Long-term debt		378,566		69,405
Total Liabilities		749,339		100,824
Commitments and contingencies (Note 4)				
Owners' Equity				
Distributed capital		(352,940)		(90,425)
Accumulated deficit		(77,675)		35,409
Total Owners' Equity		(430,615)		(55,017)
Total Liabilities and Owners' Equity	$	318,724	$	45,808

The accompanying notes are an integral part of these financial statements.

Vegan Mob, Inc.

Statements of Operations

Year ended December 31,		2020		2019
Food and Beverage Sales	$	2,342,087	$	357,480
Food and Beverage Costs		1,075,183		153,194
Gross profit		1,266,904		204,286
Payroll				
Salaries and wages		645,248		70,039
Other Controllable Expenses				
Direct operating expenses		20,249		13,596
Marketing		51,088		5,828
General and administrative expenses		341,248		40,208
Rent expense		61,241		20,759
Professional fees		135,116		1,995
Repairs and maintenance		63,824		16,426
Operating (Expense) Income		(51,110)		35,434
Other Income (Expenses)				
Interest expense		(2,415)		(52)
Other expenses		(5,912)		(300)
Other income		16,241		327
Total Other Income (Expense)		7,914		(25)
Net (Loss) Income	$	(43,196)	$	35,409

The accompanying notes are an integral part of these financial statements.

Vegan Mob, Inc

Statements of Owner's Equity

	Distributed Capital	Accumulated Deficit	Total
Balance – January 1, 2019	$ -	$ -	$ -
Cash distributions	(90,425)	-	(90,425)
Net income	-	35,409	35,409
Balance – December 31, 2019	(90,425)	35,409	(55,017)
Cash distributions	(262,515)	-	(262,515)
Owner distributions on conversion	-	(69,888)	(69,888)
Net loss	-	(43,196)	(43,196)
Balance – December 31, 2020	$ (352,940)	$ (77,675)	$ (430,615)

The accompanying notes are an integral part of these financial statements.

Vegan Mob, Inc

Statements of Cash Flows

Year ended December 31,		2020		2019
Operating Activities				
Net loss (income) from operations	$	**(43,196)**	$	**35,409**
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		13,500		(26,000)
Accrued expenses		37,277		3,915
Taxes payable		263,979		27,504
Net cash provided by operating activities	$	**271,560**	$	**40,828**
Financing Activities				
Capital distributions		(262,515)		(90,425)
Owner distributions on conversion		(69,888)		-
Borrowings on long-term debt		347,259		69,405
Net cash provided by financing activities	$	**14,856**	$	**(21,020)**
Net increase in cash		**286,416**		**19,808**
Cash, beginning of period		**19,808**		**-**
Cash, end of period	$	**306,224**	$	**19,808**

The accompanying notes are an integral part of these financial statements.

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1. Business and Basis of Presentation

Vegan Mob, Inc (the "Company") is a company registered in California. The Company owns and operates Vegan Mob restaurants, which feature a relevant menu of soul food inspired vegan and plant-based foods. The Company strives to provide nutritious and healthy foods while also helping surrounding communities by empowering them with the soul food they love and enjoy. The Company is passionate about providing a great guest experience and making great vegan food more accessible to everyone while continuing to be a brand with a demonstrated purpose.

Toriano Gordon, founder and chief executive officer, first opened Vegan Mob as a sole proprietorship in Oakland, California in January of 2019. Incorporating as a C Corporation in January of 2020, the Company has grown from 2019 to a business consisting of three profitable business models, a brick and mortar dine-in restaurant stationed in Oakland, a mobile food truck in the San Francisco area, and a ghost kitchen in San Jose, CA. Our revenue is derived from sales by the company-owned restaurant, mobile food truck, and ghost kitchen.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Significant Accounting Policies and Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates ultimately may differ from actual results and such differences could be material. The significant estimates in the accompanying financial statements include management forecasts.

Cash

Cash is comprised exclusively of cash at banks and cash held on hand as petty cash as of December 31, 2020. The Company maintains cash and cash equivalent balances that do not exceed federally-insured limits with a number of financial institutions.

Inventory

Inventory, consisting principally of food, beverages, and supplies, is valued at the lower of first-in, first-out cost or net realizable value.

Leases

We determine if a contract contains a lease at inception. Our material operating leases consist of restaurant locations. Our leases generally have remaining terms of 1-20 years and most include options to extend the leases for additional 5-year periods. Generally, the lease term is the minimum of the noncancelable period of the lease or the lease term inclusive of reasonably certain renewal periods up to a term of 20 years.

Income Taxes

The Company accounts for income taxes under ASC 740-10, Accounting for Uncertainty in Income Taxes, which prescribes use of an asset and liability method for accounting for income taxes. Under this guidance, an evaluation of a company's tax positions is required to determine whether its positions are more likely than not to be sustainable upon examination by the applicable tax authority, based on the technical merits of the position.

Tax benefits meeting this threshold would be, if applicable, recognized in the entity's financial statements. The Company had not recorded a provision for unrecognized tax benefits as of December 31, 2020 and December 31, 2019, respectively. Interest and penalties associated with any unrecognized tax benefits would be recorded as additional income tax expense in the financial statement. No amounts were recorded for the years ended December 31, 2020 and December 31, 2019, respectively, related to interest and penalties.

Based on the Company assessment of tax positions, there are no uncertain tax positions that would not be sustainable for which a liability is deemed necessary.

Revenue Recognition

The Company generally recognize revenue, net of discounts and incentives, when payment is tendered at the point of sale. We report revenue net of sales-related taxes collected from customers and remitted to governmental taxing authorities.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred and totaled $51,088 for the year ended December 31, 2020. Advertising and marketing costs include costs related to free food which a customer does not need to make a purchase to earn. Advertising and marketing costs are included in other controllable expenses on the statement of operations.

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02") which requires lessees to recognize lease assets and lease liabilities in the balance sheet, for both operating and finance leases. Lessees must recognize the liability to make lease payments, based on the present value of the expected future lease payments, and a corresponding right of use asset. Lessees may make a policy election, by class of underlying asset, to not recognize lease assets and lease liabilities.

ASU 2016-02 also requires disclosure of qualitative and quantitative information about lease transactions. For private companies, ASU 2016-02 is effective for fiscal years beginning after December 15, 2021 with early application permitted. The Company is evaluating the impact that ASU 2016-02 will have on its financial statements and disclosures.

3. Long Term Debt

The Company's long-term debt is as follows:

	Amount as of 12/31/2020	Amount as of 12/31/2019
Pacific Community Ventures Loan - On July 24, 2019, the Company signed a 6 year note payable with monthly principal and interest payments beginning on June 1, 2021 and ending on March 2, 2026 of $3,881. Interest rate is 3.50%. Interest only payments will be due for 3 months starting April 1, 2021.	197,814	-
Payment Protection Program Loan - Blue Vine - On April 30, 2020, the Company signed a 2 year note payable with monthly principal and interest payments of $8,441 every month beginning on November 31, 2020. Interest rate is at 1.00%. This loan was forgiven on June 24, 2021.	150,000	-
Mainstreet Launch Loan - On July 24, 2019, the Company signed a 6 year note payable with monthly principal and interest payments of $772. Interest rate is 3.50%.	40,337	40,565
Self Help Credit Union Loan - On July 19, 2020, the company signed a 5 year note payable with monthly payments of interest only for the first two years and straight-line amortization over the remanding 3 years. Interest rate is 4.00%.	20,000	20,000
Working Solutions Loan - On October 18, 2019, the Company signed a 5 year note payable with monthly principal and interest payments of $543.56. Interest rate is 11%.	8,513	8,840
Current portion of long term debt	(38,098)	-
Total long-term debt	$ 378,566	$ 69,405

The Company's future principal payment obligations based on outstanding debt as of December 31, 2020 are as follows:

Year Ended December 31,

2021	$	38,098
2022		122,988
2023		129,655
2024		54,655
2025		54,655
Thereafter		16,614
Total	$	416,664

Interest Expense

Interest expense consists of interest expense on long term debt of $2,415 as of December 31, 2020.

4. Concentration of Credit Risk

The Company derives 100% of its revenues, and corresponding accounts receivable from multiplecustomers.

5. Commitments and Contingencies

Litigation

The Company evaluates outstanding legal cases following developments in the legal proceedings and at each reporting date, to assess the need for provisions and disclosures in its financial statements. Among the factors considered in making decisions on provisions are the nature of litigation, claim or assessment, the legal process and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including the progress after the date of the financial statements but before those statements are issued), the opinions or views of legal advisers, experience on similar cases and any decision of the Company's management as to how it will respond to the litigation, claim or assessment. In the opinion of the Company's management, based on a review with legal counsel, any losses resulting from these matters are not expected to have a material adverse impact on the Company's financial position, results of operations or cash flows.

6. Related Party Transactions

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

7. Equity

The Company has authorized 100,000,000 of common shares with a par value of $0.0001 per share. 100,000,000 shares were issued and outstanding as of 2020.

The Company has authorized 50,000,000 of preferred shares with a par value of $0.0001 per share. 0 shares were issued and outstanding as of 2020.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

The rights and privileges of preferred shareholders are yet to be determined by the board of directors.

8. Subsequent Events

The Company evaluated subsequent events through August 23, 2021, the date the financial statements were available for issuance.

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.

Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2020.

Although the Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues, the impact could have a material adverse effect on the Company's results of future operations, financial position, and liquidity in fiscal year 2020.

9. Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has an accumulated deficit, negative net working capital, and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.